FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.     20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: November 2024	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: November 12 , 2024	By: “Shawn Poirier”
Shawn Poirier Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated November 12, 2024, Suncor Energy reports third quarter 2024 results

99.2	Report to Shareholders for the third quarter ended September 30, 2024